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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PXRE GROUP LTD.
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
G73018106
(CUSIP Number)
RER Reinsurance Holdings, L.P.
777 Main Street, Suite 2250
Fort Worth, Texas 76102
(817) 820-6600
copies to:
Jeffrey A. Zlotky
Thompson & Knight LLP
1700 Pacific Avenue, Suite 3300
Dallas, Texas 75201
(214)969-1700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 18, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G73018106	Page	2	of	7

1	NAMES OF REPORTING PERSONS: RER Reinsurance Holdings, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,896,124(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,896,124(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,896,124(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) As exercised through its general partner, Richard E. Rainwater.
(2) Includes 887,078 Common Shares issuable upon conversion of 1,013.93 Preferred Shares and 1,009,046 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by RER Reinsurance Holdings, L.P. Assumes the conversion of all Preferred Shares beneficially owned by Reporting Person to Common Shares at a conversion price of $11.43.
(3) Based on 63,480,144 Common Shares issued and outstanding as of November 21, 2005 (as disclosed by the Company in its Registration Statement on Form S-3 dated November 23, 2005 (File No. 333-129907) as filed with the Securities and Exchange Commission on November 23, 2005, after giving effect to the mandatory exchange of all of the outstanding 375,000 shares of Series D Preferred Shares (the “Series D Preferred Shares”) for 34,090,909 Common Shares or, as applicable, convertible common shares).

Item 1.	SECURITY AND ISSUER.
This Statement on Schedule 13D is filed by RER Reinsurance Holdings, Inc. (the “Reporting Person”). The Reporting Person previously filed a Statement on Schedule 13D dated December 20, 2001 (the “Original Statement on Schedule 13D”), jointly with Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership (“Capital Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Capital Z Private Fund II”), Capital Z Partners, L.P., a Bermuda limited partnership (“Capital Z L.P.”), and Capital Z Partners, Ltd., a Bermuda corporation (“Capital Z Ltd.”, and together with Capital Z Fund II and Capital Z L.P., the “Initial Capital Z Reporting Persons”); and Reservoir Capital Master Fund, L.P. (“Reservoir Master Fund”), Reservoir Capital Partners, L.P. (“Reservoir Partners”), Reservoir Capital Group, L.L.C. (“Reservoir Group”), Reservoir Capital Management, L.L.C. (“Reservoir Management”) and Reservoir Capital Associates, L.P. (“Reservoir Associates”, and together with Reservoir Master Fund, Reservoir Partners, Reservoir Group and Reservoir Management, the “Initial Reservoir Reporting Persons”). The Original Statement on Schedule 13D was amended by Amendment No. 1 on Schedule 13D, dated July 15, 2002, Amendment No. 2 on Schedule 13D, filed on December 13, 2004 and Amendment No. 3 on Schedule 13D filed on April 8, 2005, each filed by the Initial Reservoir Reporting Persons and/or such other persons affiliated with the Initial Reservoir Reporting Persons as reflected in such amendments to the Original Statement on Schedule 13D (the “Reservoir Reporting Persons”) and the Reporting Person (as so amended, the “Previous Statement on Schedule 13D”).
The Reporting Person has determined to file this Statement on Schedule 13D separately from the Reservoir Reporting Persons.
This Statement on Schedule 13D incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Previous Statement on Schedule 13D, in particular by reflecting the termination of the Reporting Person’s filing obligations under Regulation 13D due to an increase in the total number of outstanding shares of PXRE Group, Ltd. (the “Company”), which resulted in a decrease of the Reporting Person’s holdings to below the filing threshold, as further described herein.
This Statement relates to the Common Shares, par value $1.00 per share (the “Common Shares”), of the PXRE Group Ltd., a Bermuda corporation (the “Company”).
The Company’s principal executive office is located at 12 Church Street, Suite 231, Hamilton HM 11, Bermuda.

Item 2.	IDENTITY AND BACKGROUND.
The Reporting Person is not a “group” with the Initial Capital Z Reporting Persons, Capital Z Management, LLC or the Reservoir Reporting Persons and have elected to report their ownership accordingly.
The Reporting Person is a Texas limited partnership. The Reporting Person’s sole general partner is Richard E. Rainwater.
Richard E. Rainwater, a United States citizen, is an individual who engages in investments for his own account.
Information regarding the control persons and executive officers of the Reporting Person is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.
The principal business address of the Reporting Person is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.
The business address of Richard E. Rainwater is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not been convicted in a criminal proceeding during the last 5 years.
None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The information in Item 3 of the Previous Statement on Schedule 13D is incorporated herein by reference to the extent applicable to the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.
The Reporting Person acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to their respective investment decisions, the Reporting Person and Richard E. Rainwater may purchase Common Shares or Company securities convertible into Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares or such convertible securities that they or any of them may hereafter acquire, subject to any applicable legal and contractual restrictions on their ability to do so. Should the Reporting Person’s holdings again exceed the 5% filing threshold, the Reporting Person will again file reports pursuant to Regulation 13D. RER continues to have the contractual right to nominate an individual for election to the Board of Directors. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in the occurrence of any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.
The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to the Previous Statement on Schedule 13D and incorporated herein by reference for all purposes.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby amended and supplemented by adding the following:
(a) — (b)
The information on the cover pages is incorporated herein by reference.
Based on information provided in the Company’s latest publicly available reports, the Reporting Person beneficially owns Common Shares which would represent 2.9% of the total outstanding Common Shares as of November 21, 2005, assuming conversion into Common Shares of (i) all Preferred Shares held by such person at a conversion price of $11.43 and (ii) all Class C Convertible Common Shares on a one-to-one basis.
All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, based on the 63,480,144 Common Shares issued and outstanding and as of November 21, 2005(as disclosed by the Company in its Registration Statement on Form S-3 dated November 23, 2005 (File No. 333-129907) as filed with the Securities and Exchange Commission on November 23, 2005, after giving effect to the mandatory exchange of all of the outstanding 375,000 shares of Series D Preferred Shares for 34,090,909 Common

Shares or, as applicable, convertible common shares), and assuming that only those Preferred Shares with respect to the Reporting Person are converted into Common Shares.
Through Richard E. Rainwater, its general partner, the Reporting Person has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 1,896,124 Common Shares.
The conversion price of the Preferred Shares was adjusted as of September 30, 2005, 2005 to $11.43.
(c)     The Reporting Person and Richard Rainwater have not effected any transactions in any class of securities of the Company within the past 60 days.
(d)     None.
(e)     As a result of the mandatory exchange of Series D Preferred Shares into 34,090,909 Commons Shares, the Reporting Person ceased to be the beneficial owner of more than 5% of any class of security of the Company as of November 18, 2005.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None, other than described in the Initial Statement on Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 19, 2005

RER Reinsurance Holdings, L.P.
By:	/s/ Richard E. Rainwater by M. Parrish
Richard E. Rainwater, General Partner
Melissa Parrish Attorney-in-Fact

SCHEDULE 1
CONTROL PERSONS AND EXECUTIVE OFFICERS OF RER REINSURANCE HOLDINGS, INC.
The names, present principal occupations and business addresses of the control persons and executive officers of RER Reinsurance Holdings, Inc. are set forth below. The control person’s or executive officer’s business address is that of RER Reinsurance Holdings, Inc. Unless otherwise indicated, each occupation set below an individual’s name refers to his occupation with RER Reinsurance Holdings, Inc. Each of the named individuals is a citizen of the United States of America.
Richard E. Rainwater
General Partner
Melissa T. Parrish
Vice President and Treasurer
Karen L. Reynolds
Secretary